Accelerate Diagnostics, Inc.

7000 North Broadway, Bldg. 3-307

Denver, Colorado 80221

January 28, 2013

VIA EDGAR

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Accelerate Diagnostics, Inc.
Form 10-K for the fiscal year ended July 31, 2012
Filed October 26, 2012
File No. 001-31822

Dear Mr. Cascio:

On behalf of Accelerate Diagnostics, Inc. (“Accelerate” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated January 15, 2013 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended July 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

1.	As it appears that your business plan envisions completion and commercialization of the BACcel system as the driver of your future success, profitability and continued existence, please tell us your consideration of whether to provide disclosure of the expected time period and resources needed to complete and commercialize the BACcel system. In that regard, we see that the system has been in development since at least 2004.

Response

On December 11, 2012, the Company issued a press release indicating that its target date to complete and launch commercially the BACcel system was 2015. We plan to include disclosure about this this target date in our future Form 10-K and Form 10-Q filings in the MD&A section and elsewhere as appropriate. Such disclosure will include information about our capitalization plan as currently contemplated and the amount of funds raised to date (approximately $35 million, assuming outstanding warrants are exercised in full). We believe such disclosure will provide our investors sufficient insight into the monies available to the Company to achieve its development milestones leading up to the 2015 target date for commercialization.

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

Item 8. Financial Statements, page 20

Note 1. Summary of Significant Accounting Policies, page 26

Revenue Recognition, page 27

2.	You indicate that you recognize revenue from collaborative arrangements with multiple separable deliverables based on relative fair value. Tell us how your practices consider the current guidance for multiple element arrangements from FASB ASC 605-25 and, as applicable, the milestone method described in FASB ASC 605-28.

Response

This revenue recognition policy does not pertain to any current or historical transactions actually undertaken by the Company but instead describes the revenue recognition policy that we would follow if such a transaction were to occur. The disclosure was included in previous periodic reports because our former management team attempted to achieve the Company’s strategic goals and business objectives by, among other things, seeking commercialization/co-development partners, which were likely to require collaborative arrangements with multiple elements.

Given the Company’s new strategic direction, in which current management does not intend to pursue these types of collaborative arrangements as a strategy for achieving our business objectives, this disclosure will be removed in future periodic report filings to the extent that it is no longer applicable or relevant. If the revenue recognition policy becomes applicable or relevant again in the future, the Company will consider applicable FASB and other guidance (including with respect to multiple element arrangements and the milestone method, as noted in the Staff’s comment above) in connection with drafting any required disclosure.

3.	We see that you recognize technical development fee revenue as received. Accordingly, it appears that you recognize this fee revenue on a cash basis. Please describe to us the factors you considered in determining that your practice is appropriate in GAAP.

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

Response

In fiscal 2010 and previous periods, the Company recognized technical development fee revenue under its collaboration agreement with Novartis, but there are no ongoing collaborations of this nature. The Novartis collaboration revenues were recognized as earned consistent with SAB 104. The original agreement called for a lump-sum payment for evaluation rights to the Company’s technologies effective for a period of three months. After this initial period for which the up-front sum had been paid, the parties entered into a series of monthly extensions to the arrangement. The extensions were paid for with monthly installments. The Company recognized revenue as each monthly payment was received because this was the clearest indicator of the period of time for which the agreement had been extended.

4.	Please describe to us the basis in GAAP for your determination that it was appropriate to recognize all of the payments, including future payments, from Nanosphere as revenue in fiscal 2010.

Response

The Company carefully evaluated the Nanosphere license agreement to determine how to appropriately recognize the revenue generated thereunder. In order to illustrate our evaluation of the transaction, we have outlined below the material contract terms, how such terms were considered for purposes of applying SAB 104, and our conclusion regarding the proper accounting treatment.

Effective July 9, 2010, the Company entered into a license agreement with Nanosphere Inc. Nanosphere is a publicly traded nanotechnology company offering advanced molecular diagnostics systems. In consideration of a $1,850,000 license fee payable to the Company, Nanosphere received a worldwide, non-transferable, non-exclusive license to use the Company’s patented coating technology, OptiChem, in Nanosphere products. The term of the agreement is for the duration of the underlying patents. The license fee was payable over a four-year period in the form of non-refundable installments of $150,000, $350,000, $600,000 and $750,000. Nanosphere’s failure to pay any of the scheduled installments would have resulted in the immediate termination of the license agreement (and Nanosphere’s right to use the covered patents).

The Company recorded all of the license fee revenue in 2010 and gave effect to the time value of money by discounting the receivable over the term of the scheduled installment payments. This accounting treatment was determined after evaluating each of the key criteria for revenue recognition under SAB 104 – i.e., upon the Company’s entry into the license agreement in July 2010, (i) persuasive evidence of an arrangement existed, (ii) delivery had occurred or services had been rendered, (iii) the seller’s price to the buyer was fixed or determinable, and (iv) collectability was reasonably assured. In further support of the Company’s determination:

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

•	Persuasive evidence of an arrangement was demonstrated by the license agreement executed on July 9, 2010. The arrangement was subsequently further substantiated as the license terms and technology transfer all occurred consistent with the terms of the license agreement.

•	Delivery was achieved through the transfer of know-how under the patent. One component of delivery that we evaluated, which could be construed as prospective, was whether the maintenance and defense of patented intellectual property subject to a license constitutes a deliverable to be evaluated under EITF 00-21. Following our evaluation, we determined that it did not. Provided the seller has legal and valid patents upon entering into the license agreement, existing GAAP authority for the accounting of licenses of intellectual property (e.g., SOP 97-2, SOP 00-2 and SFAS No. 50) do not indicate that an obligation to defend valid patents represents an additional deliverable to which a portion of an arrangement fee should be allocated in an arrangement that otherwise qualifies for sales-type accounting. While this clause may obligate the licensor to incur costs in the defense and maintenance of the patent, that obligation does not involve an additional deliverable to the customer. Defending the patent is generally consistent with the seller’s representation in the applicable license agreement that such patent is legal and valid. Therefore, we concluded that the requirement for delivery was met upon the parties’ execution of the license agreement.

•	To evaluate whether the price was fixed and determinable, we analyzed the stipulated payment terms in the license agreement. The $1,850,000 price had no contingencies and was therefore determined to be fixed and determinable upon the parties’ execution of the license agreement.

•	Finally, in evaluating whether collectability was reasonably assured, we analyzed the solvency of Nanosphere, which at June 30, 2010 had $58 million in cash and $62 million in current assets. In further evaluating Nanosphere’s burn rate and incoming cash flows in conjunction with this cash balance, we concluded that Nanosphere had the means to pay the license fee installments prescribed under the license agreement. This determination was and is subsequently further supported by Nanosphere’s timely payment of all installments to date. As a result of the above analysis, we concluded that the Nanosphere license fee was appropriately recorded and recognized as revenue in fiscal 2010.

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

5.	Under license fees, please describe to us, with a view toward enhanced disclosure in future filings, the terms and conditions that you consider in arriving at the appropriate accounting for license fees. In that regard, for material arrangements, please expand future disclosure to explain how you applied your disclosed policies in arriving at revenue determinations.

Response

The Company evaluates all license fees against applicable accounting guidance in effect at the time of the transaction and considers how ongoing agreements may be impacted by changes in guidance. Generally, license fee revenue is recognized when earned based on the recognition parameters set forth under SAB 104. Additional considerations include whether the applicable fee arrangement contains future delivery or performance obligations that should be divided into separate accounting units, whether the arrangement requires the Company to retain risks consistent with a collaborative arrangement, and/or whether any of the fees are contingent on the achievement of future milestones.

During fiscal 2012, we recognized $50,000 in license fees pursuant to our license agreement with SCHOTT. As disclosed in Item 1 (Business) and Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the Company’s 2012 Form 10-K (see pages 6 and 16 of the above-referenced filing), this agreement extended the Company’s pre-existing non-exclusive license with SCHOTT through November 24, 2014. In connection with the extension, SCHOTT paid the Company $150,000, which amount was comprised of an up-front license fee equal to $50,000 and non-refundable prepaid royalties in the amount of $100,000. Pursuant to the Company’s revenue recognition policies and GAAP, the up-front payment was recognized upon receipt, and the prepaid royalties will be recognized in the period during which they are earned based on sales reported by SCHOTT.

In future filings, the Company will include additional disclosure (consistent with the disclosure in the paragraph above) regarding the terms and conditions that are considered in arriving at the appropriate accounting for license fees. For material arrangements, we will also expand future disclosure to explain how the Company applies its accounting policies to arrive at revenue determinations (similar to the disclosure provided above, subject to modification as appropriate based on the terms and conditions of the applicable arrangement(s)).

Note 6. Intellectual Property, page 30

6.	We see the general statement that in fiscal 2012 you recognized impairment on the OptiChem Technologies intangible assets because certain amounts were no longer recoverable or were abandoned. We also see similar language describing the subsequent impairment charge recognized in quarter ended October 31, 2012. Please tell us, with a view toward disclosure in future filings, the specific facts and circumstances leading to each impairment charge. Your response should describe the underlying business and operational matters considered by management. Further, tell us how fair value was determined in measuring the recorded impairments and describe the factors arising between July 2012 and October 2012 leading to the additional impairment recognized in October 2012. Refer to FASB ASC 350-30-50-3.

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

Response

Beginning during the summer of 2012, the Company’s new Board of Directors and management team established a new strategic direction for the Company, which involves an exclusive focus on the development of the BACcel system. Management determined that those legacy intellectual property assets which do not support this new strategic direction would not be further developed nor actively commercialized. As such, we determined that it would be appropriate and consistent with FASB ASC 350-30-50-3 to evaluate such assets for impairment.

For each asset tied to an ongoing license agreement, principally OptiChem, we determined the future cash flows associated with the relevant agreement(s) and established the net present value of those cash flows as the new carrying value of the asset. The difference between the estimated net present value and the carrying balance represented our impairment charge, which was recorded as of July 31, 2012.

During the quarter ended October 31, 2012, we initiated an additional comprehensive evaluation of our patent portfolio for those patents which we would continue to maintain and support and those which we would no longer develop or maintain. As part of this review, additional patents (not previously determined to be impaired as of July 31, 2012) were determined to be impaired at October 31, 2012 in light of the Company’s further refinement and concentration of its business strategy. Those costs directly associated with patents no longer supporting the Company’s strategy and direction were determined to be impaired (with such impairment costs being recorded as of October 31, 2012), while our core patent suite for BACcel remains unimpaired.

7.	As a related matter, in future MD&A, please expand to describe how you expect your diminished expectations for these technologies, as evidenced by the impairment charges, may impact your business and financial performance.

Response

The Company confirms that, in future MD&A, it will expand its disclosure concerning the impairments discussed above in conjunction with expanded disclosures about the Company’s new strategic direction, including our focus on commercializing the BACcel system. We believe that the Company’s current valuation is predominantly based on the promise of the BACcel system, and that the ancillary assets which were determined to be impaired as of July 31, 2012 and October 31, 2012, respectively, are no longer material to the Company’s business, financial performance, or perceived or actual valuation.

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

Note 7. Shareholders’ Equity, page 31

8.	In future filings please disclose all significant terms of the 14 million warrants sold in April 2012. For instance, as applicable, please address anti-dilution provisions, change in control provisions, circumstances that could result in changes in exercise prices or numbers of warrants, cashless exercise protocols and registration obligations. In future disclosure, also describe the factors you considered in concluding that the warrants are appropriately accounted for as equity.

Response

The warrants sold by the Company on April 20, 2012 include (i) a warrant to purchase 7,000,000 shares of the Company’s common stock at an exercise price of $1.03 per share, and (ii) a warrant to purchase an additional 7,000,000 shares of the Company’s common stock at an exercise price of $2.00 per share. Both warrants are exercisable until June 26, 2017, which is the fifth anniversary of the date on which the warrants were issued. Other significant terms and conditions of the warrants are as follows:

•	the warrants provide for partial exercises, but they do not provide for a “cashless” exercise feature (i.e., they may only be exercised for cash);

•	the warrants do not contain anti-dilution provisions that would trigger exercise price or other adjustments as a result of subsequent issuances of the Company’s equity securities, but they do contain customary provisions for equitable adjustments in connection with stock dividends, stock splits or reclassifications of the Company’s common stock;

•	following certain types of fundamental transactions involving the Company (e.g., a transaction resulting in a change in control of the Company), the holder of the warrants would continue to be entitled to exercise the warrants in exchange for the equity securities or alternate consideration receivable by a holder of the Company’s common stock as a result of the fundamental transaction; and

•	the holder of the warrants is entitled to certain demand and piggy-back registration rights, including for shelf registrations, with respect to the shares of common stock issuable upon its exercise of the warrants.

Brian Cascio

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
January 28, 2013

In future filings, the Company will disclose additional information about the significant terms and conditions of the warrants (similar to the information provided above), and the Company will describe the factors considered in concluding that the warrants are appropriately accounted for as equity. The Company closely evaluated these warrants for appropriate equity classification under FASB ASC 480. Given that the warrants can only be settled in the Company’s stock, and that the holder of the warrants has the sole prerogative to make decisions relating to the exercise of the warrants at any time, the Company determined that the warrants should be accounted for as equity.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (520) 977-7047 or sreichling@axdx.com.

Sincerely,

/s/ Steve Reichling

Steve Reichling
Chief Financial Officer
Accelerate Diagnostics, Inc.